May 26, 2000



Aviation General, Incorporated
7200 NW 63rd Street
Hangar 8, Wiley Post Airport
Bethany, Oklahoma  73008

Ladies and Gentlemen:

We have acted as counsel for Aviation General, Incorporated, a Delaware corporation (the"Company"), in connection with the registration of 1,250,000 shares of the Company's common stock being registered with the Securities and Exchange Commission (the "Common Stock"). Based upon our examination of such corporate records and other documents and such questions of law as we have deemed necessary and appropriate, we are of the opinion that the Common Stock has been duly authorized and is validly issued, fully paid, and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,


/s/ DYER ELLIS & JOSEPH PC

Dyer Ellis & Joseph PC